Samba TV, Inc.

118 King Street

San Francisco, California 94017

May 13, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3720

Attention:	Kathleen Collins

Dave Edgar

Jeff Kauten

Austin Pattan

Re: Samba TV, Inc. Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-261096)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Samba TV, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above or the earliest practicable date thereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-261096), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on November 16, 2021 and was amended on December 16, 2021 and January 18, 2022.

The Company is applying for withdrawal of the Registration Statement because the Company has determined not to pursue the contemplated offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company or any successor thereto or affiliate thereof.

U. S. Securities and Exchange Commission

May 13, 2022

We request that the Commission grant this application for the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please send copies of the written order granting withdrawal of the Registration Statement to me at the above-mentioned address, with a copy to Steven Bernard and Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, CA 94304, e-mail addresses: sbernard@wsgr.com and mrick@wsgr.com.

[Signature Page Follows]

U. S. Securities and Exchange Commission

May 13, 2022

Sincerely, SAMBA TV, INC.

By:	/s/ Ashwin Navin
	Name:	Ashwin Navin
	Title:	Chief Executive Officer

cc:	Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa S. Rick, Wilson Sonsini Goodrich & Rosati, P.C.